UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

NOVEMBER 1, 2007

        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Stock Exchange Announcement

3rd Quarter Results

Financial statement for the period 1 January 2007 to 30 September 2007

31 October 2007

Novo Nordisk increased operating profit by 11% in the first nine months of 2007 based on a 9% sales increase and an improved gross margin

•	Novo Nordisk increased sales by 14% in local currencies and by 9% in Danish kroner due to a significant negative currency development.
	o	Sales of modern insulins increased by 37% (31% in Danish kroner).
	o	Sales of NovoSeven® increased by 10% (4% in Danish kroner).
	o	Sales of Norditropin® increased by 12% (7% in Danish kroner).
	o	Sales in North America increased by 25% (15% in Danish kroner).

•	Gross margin increased to 76.7% in the first nine months of 2007 up from 75.2% in the same period last year, primarily reflecting continued productivity improvements.

•	Operating profit increased by 11% to DKK 7,815 million. Adjusted for the impact from currencies, underlying operating profit increased by more than 20%.

•	Net profit increased by 60% to DKK 7,545 million, primarily reflecting the divestment of Dako’s business activities in the second quarter of 2007. Earnings per share (diluted) increased by 62% to DKK 23.63.

•	The expectation for full-year sales growth is still 11-14% measured in local currencies and now 6–9% as reported due to the depreciation of key invoicing currencies. Full-year operating profit growth remains unchanged around 20% measured in local currencies and is now expected to be close to 10% as reported.

•	In October, Novo Nordisk received marketing authorisation for Levemir® in Japan for both type 1 and type 2 diabetes including combination treatment with oral antidiabetics.

Lars Rebien Sørensen, president and CEO, said: “Our portfolio of modern insulins continues to show strong sales growth in all key markets. Within the next few months we will be launching Levemir® in FlexPen® in Japan, which will further support growth in the coming years.”

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 1 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Financial statement for the first nine months of 2007

This interim report has been prepared in accordance with International Financial Reporting Standards (IAS 34). The accounting policies used in the interim report are consistent with those used in the Annual Report 2006. The interim report has not been audited.

(Amounts in DKK million, except average number of shares outstanding, earnings per share and full-time employees.)

			% change
			9M 2006
Income statement	9M 2007	9M 2006	to 9M 2007

Sales	30,885	28,256	9%

Gross profit	23,693	21,252	11%
Gross margin	76.7%	75.2%

Sales and distribution costs	9,151	8,277	11%
Percent of sales	29.6%	29.3%

Research and development costs	5,125	4,406	16%
Percent of sales	16.6%	15.6%

Administrative expenses	1,831	1,742	5%
Percent of sales	5.9%	6.2%

Licence fees and other operating income	229	184	24%

Operating profit	7,815	7,011	11%
Operating margin	25.3%	24.8%

Net financials	1,809	(257)	-
Profit before tax	9,624	6,754	42%

Net profit	7,545	4,728	60%
Net profit margin	24.4%	16.7%

Other key numbers

Depreciation, amortisation and impairment losses	1,611	1,568	3%
Capital expenditure	1,549	1,888	(18%	)

Cash flow from operating activities	7,489	7,379	1%
Free cash flow	5,814	5,146	13%

Total assets	48,423	43,744	11%
Equity	33,161	28,288	17%
Equity ratio	68.5%	64.7%

Average number of shares outstanding (million) – diluted	319.3	323.8	(1%	)

Diluted earnings per share (in DKK)	23.63	14.60	62%

Full-time employees at the end of the period	25,206	23,071	9%

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 2 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Sales development by segments

Sales increased by 14% in local currencies and by 9% measured in Danish kroner in the first nine months of 2007. Growth was realised both within diabetes care and biopharmaceuticals – primarily driven by modern insulins (insulin analogues), NovoSeven® and Norditropin®.

	Sales	Growth		Growth		Share of
	9M 2007	as		in local		growth
	DKK	reported		currencies		in local
	million					currencies
The diabetes care segment
Modern insulins	10,097	31%		37%		71%
Human insulins	9,456	(5%	)	(1%	)	(2%	)
Insulin-related sales	1,301	11%		15%		4%
Oral antidiabetic products	1,637	11%		16%		6%
Diabetes care – total	22,491	11%		16%		79%

The biopharmaceuticals segment
NovoSeven®	4,346	4%		10%		10%
Growth hormone therapy	2,586	7%		12%		7%
Other products	1,462	5%		11%		4%
Biopharmaceuticals – total	8,394	5%		11%		21%

Total sales	30,885	9%		14%		100%

Sales development by regions

In the first nine months of 2007, sales growth measured in local currencies was realised in all regions. The main contributors to growth were North America and International Operations providing 54% and 25%, respectively, of the total sales growth. Europe contributed 17% and Japan & Oceania 4% of the sales growth in the first nine months of 2007.

Sales in North America in the first nine months of 2007 were positively impacted by the continued implementation of the Medicare Part D scheme, a public scheme introduced in 2006 which offers improved medical treatment for elderly patients. As previously communicated, the greater part of the full-year 2006 positive impact of the implementation was booked in the fourth quarter of 2006 as data became available, whereas in 2007 the positive impact is expected to be more evenly distributed between quarters.

Diabetes care

Sales of diabetes care products increased by 16% in local currencies and by 11% in Danish kroner to DKK 22,491 million compared to the first nine months of 2006.

Modern insulins, human insulins and insulin-related products

Sales of modern insulins, human insulins and insulin-related products increased by 15% measured in local currencies and by 11% in Danish kroner to DKK 20,854 million. All regions contributed to growth measured in local currencies, with North America and International Operations having the highest growth rates. Novo Nordisk continues to be the global leader

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 3 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

with 53% of the total insulin market and 42% of the modern insulin market, both measured by volume.

Sales of modern insulins increased by 37% in local currencies in the first nine months of 2007 and by 31% in Danish kroner to DKK 10,097 million. All regions realised solid growth rates, with North America and Europe as the primary contributors to growth. Sales of modern insulins contributed 71% of the overall growth in local currencies and now constitute 52% of Novo Nordisk’s sales of insulins.

North America
Sales in North America increased by 30% in local currencies in the first nine months of 2007 and by 20% in Danish kroner, reflecting a solid penetration of the modern insulins Levemir®, NovoLog® and NovoLog® Mix 70/30. Novo Nordisk continues to consolidate its leadership position in the US insulin market with 42% of the total insulin market and 29% of the modern insulin market, both measured by volume. The expansion of the US diabetes sales force from 1,200 to 1,900 people was completed by the end of June, and all sales representatives are now trained and in the field promoting the portfolio of modern insulins.

Europe
Sales in Europe increased by 6% in local currencies and 7% measured in Danish kroner, reflecting continued progress for the portfolio of modern insulins. Novo Nordisk holds 57% of the total insulin market and 50% of the modern insulin market, both measured by volume, and is capturing the predominant share of growth in the modern insulin market.

International Operations
Sales within International Operations increased by 22% in local currencies and by 17% in Danish kroner. The main growth driver in the first nine months of 2007 was sales of modern insulins, primarily in Turkey, China and Russia. Furthermore, sales of human insulins continue to add to overall growth in the region, driven by China. The key contributor to growth in the region is China, accounting for more than 40% of the total sales growth in the first nine months of 2007. Sales growth in the first nine months of 2007 was negatively impacted by the loss of a federal human insulin tender in Brazil in the second half of 2006.

Japan & Oceania
Sales in Japan & Oceania increased by 5% in local currencies and decreased by 4% measured in Danish kroner. The sales development reflects sales growth for modern insulins, NovoRapid® and NovoRapid® 30 Mix, both of which are increasingly being sold in the leading prefilled delivery device, FlexPen®. Novo Nordisk holds 74% of the total insulin market in Japan and 63% of the modern insulin market, both measured by volume, and is capturing the predominant share of growth in the modern insulin market.

Oral antidiabetic products (NovoNorm®/Prandin®)

Sales of oral antidiabetic products increased by 16% in local currencies and by 11% in Danish kroner to DKK 1,637 million compared to the same period in 2006. This primarily reflects increased sales in International Operations and North America mainly due to an increased market share in China and a higher average sales price in the US market.

Biopharmaceuticals

Sales of biopharmaceutical products increased by 11% in local currencies and by 5% measured in Danish kroner to DKK 8,394 million compared to the first nine months of 2006.

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Financial statement for the period 1 January 2007 to 30 September 2007	Page 4 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

NovoSeven®

Sales of NovoSeven® increased by 10% in local currencies and by 4% in Danish kroner to DKK 4,346 million compared to the same period last year. Sales growth for NovoSeven® was primarily realised in North America. The sales growth for NovoSeven® during the first nine months of 2007 primarily reflected increased sales within the congenital bleeding disorder segments. Treatment of spontaneous bleeds for congenital inhibitor patients remains the largest area of use.

Growth hormone therapy (Norditropin®)

Sales of Norditropin® (ie growth hormone in a liquid, ready-to-use formulation) increased by 12% measured in local currencies and by 7% measured in Danish kroner to DKK 2,586 million. All regions, and especially North America and Europe, contributed to growth measured in local currencies.

Other products

Sales of other products within biopharmaceuticals, which predominantly consist of hormone replacement therapy (HRT) related products, increased by 11% in local currencies and by 5% in Danish kroner to DKK 1,462 million. This development primarily reflects continued sales progress in the US market for Vagifem®, Novo Nordisk’s topical oestrogen product, and is furthermore supported by the recent launch of Activella® low-dose in the US. Novo Nordisk continues to be the second largest company within the global HRT market.

Costs, licence fees and other operating income

The cost of goods sold was DKK 7,192 million compared to DKK 7,004 million in the same period last year, representing a gross margin of 76.7% compared to 75.2% in the first nine months of 2006. This improvement reflects improved production efficiency, an improved product mix and higher average prices in the US, but also a negative impact of around 0.9 percentage points due to currency developments, primarily the lower value of US dollars and Japanese yen versus Danish kroner compared to the same period last year.

Total non-production-related costs increased by 12% to DKK 16,107 million. The increase primarily reflects costs related to sales and distribution as well as research and development. Sales and distribution costs increased slightly more than sales, primarily reflecting the increase in the US diabetes care sales force, as well as a provision relating to an antidumping court case in Brazil which was recorded in the first quarter of 2007. Research and development costs also increased more than sales, primarily reflecting the high number of late-stage clinical development projects currently being conducted.

Licence fees and other operating income in the first nine months of 2007 were DKK 229 million, positively impacted by a non-recurring income in the first quarter of 2007 related to the out-licensing of an oral antidiabetic compound.

Net financials

Net financials showed a net income of DKK 1,809 million in the first nine months of 2007 compared to a net expense of DKK 257 million in the same period in 2006.

Included in net financials is the result from associated companies with an income of DKK 1,233 million, primarily related to the non-recurring tax-exempt income of DKK 1.4 billion from Novo

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Financial statement for the period 1 January 2007 to 30 September 2007	Page 5 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Nordisk’s divestment of the ownership of Dako’s business activities as well as Novo Nordisk’s share of losses in ZymoGenetics Inc, compared to an expense of DKK 148 million in the same period in 2006.

The foreign exchange result was an income of DKK 664 million compared to a loss of DKK 103 million in the same period last year. This development reflects gains on foreign exchange hedging activities due to the lower value of especially US dollars and Japanese yen versus Danish kroner in the first nine months of 2007 compared to the exchange rate level prevailing in 2006.

Outlook 2007

Novo Nordisk still expects 11–14% growth in sales for 2007, measured in local currencies. Given the current level of exchange rates versus Danish kroner, the reported sales growth for 2007 is now expected to be 6–9%.

For 2007, the expectation for operating profit growth measured in local currencies remains unchanged around 20% and is reflecting a sustainable improvement in gross margin. The expectation for operating profit growth as reported is now close to 10%, reflecting the gross margin improvement but also a continued depreciation of key invoicing currencies versus Danish kroner, compared to the exchange rate levels prevailing at the time of the release of the results for the first six months of 2007 on 3 August 2007.

Novo Nordisk now expects a net financial income of around DKK 1,950 million for 2007, including a positive impact from Novo Nordisk’s divestment of the ownership of Dako’s business activities, which was announced on 28 February 2007 and completed on 31 May 2007. A tax-exempt non-recurring income of DKK 1.4 billion from the divestment was recorded in the second quarter of 2007.

For 2007, Novo Nordisk expects an effective tax rate of around 22%. The tax rate in 2007 includes two non-recurring effects. Firstly, the tax rate includes a non-recurring effect of around 3 percentage points from Novo Nordisk’s divestment of the ownership of Dako’s business activities and, secondly, the tax rate includes a non-recurring effect of around 1 percentage point from the re-evaluation of the company’s deferred tax liabilities as a consequence of the reduced Danish corporation tax rate of 25%.

Capital expenditure is now expected to be around DKK 2.5 billion in 2007. Expectations for depreciation, amortisation and impairment losses are still around DKK 2.3 billion, and free cash flow is now expected to be around DKK 7.5 billion, which includes an expected positive cash flow impact in the fourth quarter of 2007 from the divestment of the ownership of Dako’s business activities.

All of the above expectations are provided that currency exchange rates, especially the US dollar and related currencies, remain at the current level versus the Danish krone for the rest of 2007.

Novo Nordisk has hedged expected net cash flows in relation to US dollars, Japanese yen and British pounds for 17, 15 and 9 months, respectively. The financial impact from foreign exchange hedging is included in ‘Net financials’.

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 6 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

With regard to the financial outlook for 2008 it is Novo Nordisk’s intention to provide detailed guidance on expectations in connection with the full-year release of financial results for 2007, scheduled for 31 January 2008. At present, the preliminary plans for 2008 indicate a growth measured in Danish kroner in sales and operating profit, respectively, at the level of 10%, despite the present currency exchange rate environment for especially the US dollar. These preliminary plans reflect expectations of a continued solid penetration of the portfolio of modern insulins as well as progress for key products within biopharmaceuticals, but also an expectation of continued intense competition within the diabetes care area. The preliminary plans for growth in operating profit in 2008 also reflect a continued improvement of the gross margin as well as increased R&D spending relative to sales due to a high level of clinical development activities.

Research and development update

Diabetes care

As communicated on 22 October 2007, Novo Nordisk has received marketing authorisation for the use of Levemir® for the treatment of diabetes from the Japanese Ministry of Health, Labour and Welfare. Novo Nordisk expects to launch Levemir® in Japan before the end of 2007, thus becoming the first company in Japan to offer a complete portfolio of modern rapid-acting, pre-mixed and basal insulins.

In August and September, Novo Nordisk announced the clinical results from three of the five phase 3 studies to be used for the regulatory filing of the once-daily human GLP-1 analogue liraglutide (the LEAD® 1, LEAD® 2 and LEAD® 4 studies).

In the LEAD® 1 study all patients were treated with glimepiride and randomised to add-on treatment with placebo, rosiglitazone or liraglutide for 26 weeks. In the LEAD® 2 study all patients were given metformin and randomised to treatment with placebo, glimepiride or liraglutide for 26 weeks. In both studies an HbA1c reduction of approximately 1 to 1.5 percentage points was observed for liraglutide-treated patients, bringing around 40% of patients within the American Diabetes Association (ADA) goal of HbA1c < 7% at study completion. This was achieved from an HbA1c baseline level of just below 8.5%. Furthermore, a weight difference of between 2 and 4 kg in favour of liraglutide was found when compared to rosiglitazone and glimepiride treatment, respectively. The average body weight was 80 to 90 kg at the beginning of the studies. As would be expected from a study in which all patients received glimepiride treatment, hypoglycaemia related to the degree of blood glucose control was observed in all study arms of the LEAD® 1 study. In the LEAD® 2 study, liraglutide-treated patients achieved blood glucose control in the presence of hypoglycaemia rates similar to placebo, contrasting with the glimepiride-treated group where hypoglycaemia occurred in a larger number of patients, related to the degree of blood glucose control.

The LEAD® 4 study investigated the effect of liraglutide in combination with metformin and rosiglitazone. From an average HbA1c level at the beginning of the study of around 8.5% and an average body weight of just above 95 kg, more than 50% of the patients in the liraglutide-treated group reached the ADA goal of HbA1c < 7%. The HbA1c reduction achieved in the liraglutide-treated group was close to 1.5 percentage points compared to baseline. In addition, a weight difference of around 2.5 kg compared to placebo in favour of liraglutide was observed. As expected, a low rate of hypoglycaemic events was reported, and these were related to the degree of blood glucose control.

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Financial statement for the period 1 January 2007 to 30 September 2007	Page 7 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

The three LEAD® studies showed that liraglutide in combination with either glimepiride or metformin or metformin and rosiglitazone is well tolerated. The most frequently reported adverse event during liraglutide treatment was nausea, reported by between 5–20% of the subjects in the LEAD® 1 and 2 studies, and between 30–40% in the LEAD® 4 study with a frequency decreasing over time.

As part of the longer term life-cycle management initiatives supporting the GLP-1 franchise, Novo Nordisk has initiated a phase 1 study with a longer-acting human GLP-1 analogue. Based on Novo Nordisk’s protein-acylation technology, the compound is designed for once-weekly treatment with expected administration in a convenient injection device.

In August, Novo Nordisk submitted a New Drug Application to the US Food and Drug Administration for the NovoNorm®/metformin combination tablet PrandiMet™. This tablet formulation combines the short-acting insulin secretagogue repaglinide with the insulin sensitising agent metformin in a single tablet and thereby offers an effective and simplified mealtime regimen for type 2 diabetes.

Biopharmaceuticals

In September, Novo Nordisk received approval from the US Food and Drug Administration (FDA) for treatment with Norditropin® of children with short stature associated with Turner’s syndrome. With this indication approved physicians can treat patients with Norditropin® at higher dosing levels than previously. Results from a clinical trial have illustrated that treatment with Norditropin® at a higher dose level resulted in a higher share of the Turner’s syndrome patients reaching a normal adult height compared to the previously used dosing level.

In September, the FDA approved Nordiflex PenMate™, which is an accessory to the Norditropin Nordiflex® prefilled pen that conceals the needle and enables easy auto-insertion. This represents an advance for patients who suffer from needle anxiety by making the injection more discreet and convenient.

Within HRT, a national-level approval of Activelle® low-dose was obtained in Sweden in August 2007. Based on the Swedish approval, the European Mutual Recognition Procedure has now been initiated in the rest of Europe to obtain national marketing approvals.

Finally, as part of the joint IL-21 programme with ZymoGenetics within oncology, Novo Nordisk has initiated a phase 1/2 study with IL-21 in combination with doxorubicin for the use in ovarian cancer comprising up to 80 patients.

Equity

Total equity was DKK 33,161 million at the end of the first nine months of 2007, equal to 68.5% of total assets, compared to 67.4% at the end of 2006. Please refer to appendix 6 for further elaboration of changes in equity during 2007.

Holding of treasury shares and share repurchase programme

As per 30 October 2007, Novo Nordisk A/S and its wholly-owned affiliates owned 10,467,449 of its own B shares, corresponding to 3.24% of the total share capital. During the period from 1 January to 30 October 2007, Novo Nordisk repurchased a total of 5,198,750 B shares equal to a cash value of DKK 3.2 billion. In 2006, Novo Nordisk repurchased shares equal to a cash value of DKK 3 billion out of the total DKK 10 billion share repurchase programme for 2006–

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

2008. In 2007, Novo Nordisk now expects to repurchase B shares equal to a cash value of around DKK 4.5 billion.

Sustainability issues update

Diabetes Youth Charter addresses burden of juvenile diabetes

In September, Novo Nordisk and the International Diabetes Federation (IDF) launched the Diabetes Youth Charter, an expert review into existing data and global trends in the area of childhood diabetes. It is now recognised that diabetes in children is on the rise and affects children in both developed and developing countries. The Charter looks at epidemiology, organisation and delivery of care, as well as the psychosocial and the socio-economic impact of diabetes, and provides a solid platform for strategies to improve prevention and diabetes care. Actions to promote better outcomes include lifestyle changes, early detection, intensive treatment and improved care strategies, and diabetes self-management education.

Novo Nordisk is rated healthcare leader in the Dow Jones Sustainability Indexes

Novo Nordisk ranks as best-in-class in healthcare – one of 18 global supersectors – in Dow Jones Sustainability Indexes, the world’s leading indexes for sustainability-driven investment portfolios. This ranking is a result of the latest global analysis of corporate sustainability leadership, based on a thorough analysis of companies’ economic, environmental and social performance. The analysis concludes that “Novo Nordisk is the leading company in terms of sustainability in the pharmaceutical industry. Sustainability is an integral part of its corporate strategy and business organisation.” Novo Nordisk’s performance is found to be particularly strong in the social dimension – human capital development, corporate citizenship/ philanthropy, social reporting, animal testing and bioethics. Also the company’s responsible sourcing, environmental management and climate strategy achieve high scores.

Legal issues update

US hormone therapy litigation

As of 30 October 2007, Novo Nordisk Inc., as well as the majority of hormone therapy product manufacturers in the US, is a defendant in product liability lawsuits related to hormone therapy products. These lawsuits currently involve a total of 45 individuals who allege use of a Novo Nordisk hormone therapy product. These products (Activella® and Vagifem®) have been sold and marketed in the US since 2000. Until July 2003, the products were sold and marketed exclusively in the US by Pharmacia & Upjohn Company (now Pfizer Inc.). Further, an additional 28 individuals currently allege, in relation to similar lawsuits against Pfizer Inc., that they also have used a Novo Nordisk hormone therapy product. Novo Nordisk does not have any court trials scheduled for 2007 and does not presently expect to have a trial scheduled before 2008. One of the 28 individuals who filed suit against Pfizer alleging use of Activella® has a trial tentatively scheduled for April 2008. Novo Nordisk does not expect the pending claims to impact Novo Nordisk’s financial outlook.

SoloStar® litigation

On 10 July 2007, Novo Nordisk filed a lawsuit against Sanofi-Aventis for patent infringement. The lawsuit was filed in the US District Court for the District of New Jersey and alleges that Sanofi-Aventis's SoloStar® pen system infringes a Novo Nordisk US patent. In addition, Novo

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Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Nordisk filed two patent infringement lawsuits against Sanofi-Aventis in Germany: one in Dusseldorf, alleging that SoloStar® infringes a European patent owned by Novo Nordisk, and one in Mannheim, alleging that SoloStar® infringes a German utility model patent owned by Novo Nordisk. All of the patents relate to mechanisms for injecting and dose-setting and all of the lawsuits seek both injunctive relief and monetary damages.

Conference call details

At 13.00 CET today, corresponding to 8.00 am New York time, a conference call will be held. Investors will be able to listen in via a link on novonordisk.com, which can be found under ‘Investors – Download centre’. Presentation material for the conference call will be made available approximately one hour before on the same page.

Forward-looking statement

The above contains forward-looking statements as the term is defined in the US Private Securities Litigation Reform Act of 1995. This in particular relates to information included under the headings ‘Outlook 2007’, ‘Research and development update’ and ‘Legal issues update’ with reference to plans, forecasts, expectations, strategies, projections and assessment of risks. Words such as ‘believe’, ‘expect’, ‘may’, ‘will’, ‘plan’, ‘strategy’, ‘prospect’, ‘foresee’, ‘estimate’, ‘project’, ‘anticipate’, ‘can’, ‘intend’ and similar words identify forward-looking statements.

Examples of such forward-looking statements include, but are not limited to: (i) statements of plans, objectives or goals for future operations including those related to Novo Nordisk’s products, product research, product introductions and product approvals as well as cooperations in relation thereto, (ii) statements containing projections of revenues, income (or loss), earnings per share, capital expenditures, dividends, capital structure or other net financials, (iii) statements of future economic performance and (iv) statements of the assumptions underlying or relating to such statements.

These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Moreover, such statements are not guarantees of future results. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Novo Nordisk cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.

Factors that may affect future results include, but are not limited to, interest rate and currency exchange rate fluctuations, delay or failure of development projects, interruptions of supplies and production, product recall, pressure on insulin prices, unexpected contract breaches or terminations, government-mandated or market-driven price decreases for Novo Nordisk’s products, introduction of competing products, Novo Nordisk’s ability to successfully market current and new products, exposure to product liability and other legal proceedings and investigations, changes in reimbursement rules and governmental laws and related interpretation thereof, perceived or actual failure to adhere to ethical marketing practices, developments in international activities, which also involve certain political risks, investments in and divestitures of domestic and foreign companies and unexpected growth in costs and expenses.

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Financial statement for the period 1 January 2007 to 30 September 2007	Page 10 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Risks and uncertainties are further described in reports filed by Novo Nordisk with the US Securities and Exchange Commission (SEC), including the company’s Form 20-F for 2006 filed with the US SEC in February 2007, and to the section ‘Risk management’ of the Annual Report 2006 available on our website (novonordisk.com).

Forward-looking statements speak only as of the date they were made, and unless required by law Novo Nordisk is under no duty and undertakes no obligation to update or revise any of them, after the distribution of this Stock Exchange Announcement, whether as a result of new information, future events or otherwise.

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Management statement

Today, the Board of Directors and Executive Management reviewed and approved the interim report and accounts of Novo Nordisk A/S for the first nine months of 2007.

The interim report and accounts have been prepared in accordance with International Financial Reporting Standards (IAS 34) and the additional Danish disclosure requirements applying to listed companies’ interim reports and accounts.

In our opinion the accounting policies used are appropriate and the overall presentation of the interim report and accounts is adequate. Furthermore, in our opinion the interim report and accounts give a true and fair view of the Group’s assets, liabilities, financial position and of the results of the operations and consolidated cash flows for the period under review.

Bagsværd 31 October 2007

Executive Management:

Lars Rebien Sørensen	Jesper Brandgaard
President and CEO	CFO

Lise Kingo	Kåre Schultz	Mads Krogsgaard Thomsen

Board of Directors:

Sten Scheibye	Göran A Ando
Chairman	Vice chairman

Kurt Briner	Henrik Gürtler	Johnny Henriksen

Niels Jacobsen	Anne Marie Kverneland	Kurt Anker Nielsen
Søren Thuesen Pedersen	Stig Strøbæk	Jørgen Wedel

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 12 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Contacts for further information

Media:	Investors:
Outside North America:	Outside North America:
Mike Rulis	Mads Veggerby Lausten
Tel (direct): (+45) 4442 3573	Tel (direct): (+45) 4443 7919
E-mail: mike@novonordisk.com	E-mail: mlau@novonordisk.com

Hans Rommer
Tel (direct): (+45) 4442 4765
E-mail: hrmm@novonordisk.com

In North America:	In North America:
Sean Clements	Christian Qvist Frandsen
Tel (direct): (+1) 609 514 8316	Tel (direct): (+1) 609 919 7937
secl@novonordisk.com	E-mail: cqfr@novonordisk.com

Further information on Novo Nordisk is available on the company’s internet homepage at the address: novonordisk.com

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 13 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 1: Quarterly numbers in DKK

(Amounts in DKK million, except number of employees, earnings per share and number of shares outstanding.)

								% change
	2007			2006				Q3 2006 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2007

Sales	10,504	10,563	9,818	10,487	9,583	9,727	8,946	10%
Gross profit	7,990	8,205	7,498	7,906	7,246	7,475	6,531	10%
Gross margin	76.1%	77.7%	76.4%	75.4%	75.6%	76.8%	73.0%

Sales and distribution costs	2,993	3,110	3,048	3,331	2,699	2,850	2,728	11%
Percent of sales	28.5%	29.4%	31.0%	31.8%	28.2%	29.3%	30.5%
Research and development costs	1,724	1,754	1,647	1,910	1,489	1,498	1,419	16%
Percent of sales	16.4%	16.6%	16.8%	18.2%	15.5%	15.4%	15.9%
Administrative expenses	623	594	614	645	605	557	580	3%
Percent of sales	5.9%	5.6%	6.3%	6.2%	6.3%	5.7%	6.5%
Licence fees and other operating income (net)	31	60	138	88	49	59	76	-37%

Operating profit	2,681	2,807	2,327	2,108	2,502	2,629	1,880	7%
Operating margin	25.5%	26.6%	23.7%	20.1%	26.1%	27.0%	21.0%

Share of profit/(loss) in associated companies	(57)	1,350	(60)	(112)	(30)	(58)	(60)	90%
Financial income	322	297	309	579	139	102	111	132%
Financial expenses	90	60	202	165	77	182	202	17%

Profit before income taxes	2,856	4,394	2,374	2,410	2,534	2,491	1,729	13%

Net profit	2,184	3,652	1,709	1,724	1,774	1,743	1,211	23%

Depreciation, amortisation and impairment losses	586	516	509	574	600	508	460	-2%
Capital expenditure	597	508	444	899	671	622	595	-11%
Cash flow from operating activities	3,500	1,438	2,551	359	3,520	1,768	2,091	-1%
Free cash flow	2,888	826	2,100	(439)	2,684	996	1,466	8%

Equity	33,161	33,475	29,676	30,122	28,288	28,908	27,042	17%
Total assets	48,423	48,300	44,742	44,692	43,744	43,145	41,299	11%
Equity ratio	68.5%	69.3%	66.3%	67.4%	64.7%	67.0%	65.5%

Full-time employees at the end of the period	25,206	24,729	24,045	23,172	23,071	22,792	22,556	9%

Basic earnings per share (in DKK)	6.91	11.49	5.38	5.44	5.54	5.40	3.74	25%
Diluted earnings per share (in DKK)	6.86	11.41	5.35	5.40	5.51	5.37	3.72	25%
Average number of shares outstanding (million)*	316.0	317.9	317.5	317.1	320.1	322.9	323.6	-1%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*	318.2	320.1	319.7	319.2	321.8	324.5	325.2	-1%

Sales by business segments:
Modern insulins (insulin analogues)	3,568	3,464	3,065	3,122	2,701	2,678	2,324	32%
Human insulins ***	3,098	3,222	3,136	3,519	3,306	3,301	3,325	-6%
Insulin-related sales ***	445	437	419	431	391	406	378	14%
Oral antidiabetic products (OAD)	585	529	523	508	516	483	477	13%
Diabetes care total	7,696	7,652	7,143	7,580	6,914	6,868	6,504	11%

NovoSeven®	1,427	1,508	1,411	1,470	1,393	1,507	1,265	2%
Growth hormone therapy	878	924	784	897	821	882	709	7%
Hormone replacement therapy	414	411	406	455	383	396	373	8%
Other products	89	68	74	85	72	74	95	24%
Biopharmaceuticals total	2,808	2,911	2,675	2,907	2,669	2,859	2,442	5%

Sales by geographic segments:
Europe **	4,036	4,035	3,931	4,013	3,843	3,903	3,541	5%
North America	3,500	3,424	3,214	3,486	3,062	2,968	2,764	14%
International Operations **	1,870	1,953	1,696	1,690	1,539	1,648	1,617	22%
Japan & Oceania	1,098	1,151	977	1,298	1,139	1,208	1,024	-4%

Segment operating profit:
Diabetes care	1,487	1,600	1,247	1,198	1,296	1,490	998	15%
Biopharmaceuticals	1,194	1,207	1,080	910	1,206	1,139	882	-1%

*) For Q3 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 315,976,234 and 318,177,897 respectively.
**) Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers eight countries, incl. Bulgaria and Romania, from International Operations to Europe.
***) As from Q2 2007 sales figures for Human insulins and Insulin-related sales are presented separately. Comparative figures are adjusted accordingly.

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 14 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 2: Quarterly numbers in EUR

(Amounts in EUR million, except number of employees, earnings per share and number of shares outstanding.)

Key figures are translated into EUR as supplementary information - the translation is based on average exchange rate for income statement and exchange rate at the balance sheet date for balance sheet items.

								% change
	2007			2006				Q3 2006 -
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q3 2007

Sales	1,411	1,418	1,317	1,406	1,285	1,304	1,199	10%

Gross profit	1,074	1,101	1,006	1,060	972	1,002	875	10%
Gross margin	76.1%	77.7%	76.4%	75.4%	75.6%	76.8%	73.0%

Sales and distribution costs	402	417	409	447	361	382	366	11%
Percent of sales	28.5%	29.4%	31.0%	31.8%	28.2%	29.3%	30.5%
Research and development costs	232	235	221	256	200	201	190	16%
Percent of sales	16.4%	16.6%	16.8%	18.2%	15.5%	15.4%	15.9%
Administrative expenses	84	80	82	86	82	74	78	3%
Percent of sales	5.9%	5.6%	6.3%	6.2%	6.3%	5.7%	6.5%
Licence fees and other operating income (net)	4	8	19	11	7	8	10	-37%

Operating profit	360	377	312	283	336	352	252	7%
Operating margin	25.5%	26.6%	23.7%	20.1%	26.1%	27.0%	21.0%

Share of profit/(loss) in associated companies	(7)	181	(8)	(15)	(4)	(8)	(8)	90%
Financial income	44	40	41	78	18	14	15	132%
Financial expenses	12	8	27	22	11	24	27	17%

Profit before income taxes	384	589	319	324	339	334	232	13%

Net profit	294	490	229	231	238	234	162	23%

Depreciation, amortisation and impairment losses	78	70	68	77	80	68	62	-2%
Capital expenditure	80	68	60	121	90	83	80	-11%
Cash flow from operating activities	470	193	342	48	472	237	280	-1%
Free cash flow	387	111	282	(59)	360	134	196	8%

Equity	4,449	4,498	3,983	4,040	3,793	3,875	3,624	17%
Total assets	6,496	6,490	6,005	5,994	5,866	5,784	5,534	11%
Equity ratio	68.5%	69.3%	66.3%	67.4%	64.7%	67.0%	65.5%

Full-time employees at the end of the period	25,206	24,729	24,045	23,172	23,071	22,792	22,556	9%

Basic earnings per share (in EUR)	0.93	1.54	0.72	0.72	0.75	0.72	0.50	25%
Diluted earnings per share (in EUR)	0.92	1.53	0.72	0.72	0.74	0.72	0.50	25%
Average number of shares outstanding (million)*	316.0	317.9	317.5	317.1	320.1	322.9	323.6	-1%
Average number of shares outstanding incl
dilutive effect of options 'in the money' (million)*	318.2	320.1	319.7	319.2	321.8	324.5	325.2	-1%

Sales by business segments:
Modern insulins (insulin analogues)	479	465	411	418	363	359	311	32%
Human insulins ***	416	432	421	472	443	442	446	-6%
Insulin-related sales ***	60	59	56	57	53	54	51	14%
Oral antidiabetic products (OAD)	79	71	70	68	69	65	64	13%
Diabetes care total	1,034	1,027	958	1,015	928	920	872	11%

NovoSeven®	191	203	189	197	186	202	170	2%
Growth hormone therapy	118	124	105	121	110	118	95	7%
Hormone replacement therapy	55	56	54	61	51	53	50	8%
Other products	12	9	10	12	9	10	13	24%
Biopharmaceuticals total	376	392	358	391	356	383	328	5%

Sales by geographic segments:
Europe **	542	542	527	538	515	523	475	5%
North America	470	460	431	467	411	398	370	14%
International Operations **	251	262	228	227	206	221	217	22%
Japan & Oceania	147	155	131	174	153	162	137	-4%

Segment operating profit:
Diabetes care	200	215	167	161	173	200	134	15%
Biopharmaceuticals	160	162	145	122	162	153	118	-1%

*) For Q3 2007 the exact numbers of 'Average number of shares outstanding' and 'Average number of shares outstanding incl dilutive effect of options 'in the money'' are 315,976,234 and 318,177,897 respectively.
**) Comparative figures from 2006 have been adjusted in order to reflect a changed organisational structure from 1 January 2007 which transfers eight countries, incl. Bulgaria and Romania, from International Operations to Europe.
***) As from Q2 2007 sales figures for Human insulins and Insulin-related sales are presented separately. Comparative figures are adjusted accordingly.

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 15 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 3: Income statement

	9M	9M	Q3	Q3
DKK million	2007	2006	2007	2006

Sales	30,885	28,256	10,504	9,583
Cost of goods sold	7,192	7,004	2,514	2,337

Gross profit	23,693	21,252	7,990	7,246

Sales and distribution costs	9,151	8,277	2,993	2,699
Research and development costs	5,125	4,406	1,724	1,489
Administrative expenses	1,831	1,742	623	605
Licence fees and other operating income (net)	229	184	31	49

Operating profit	7,815	7,011	2,681	2,502

Share of profit/(loss) in associated companies	1,233	(148)	(57)	(30)
Financial income	928	352	322	139
Financial expenses	352	461	90	77

Profit before income taxes	9,624	6,754	2,856	2,534

Income taxes	2,079	2,026	672	760

NET PROFIT	7,545	4,728	2,184	1,774

Basic earnings per share (DKK)	23.79	14.67	6.91	5.54
Diluted earnings per share (DKK)	23.63	14.60	6.86	5.51

Segment sales:
Diabetes care	22,491	20,286	7,696	6,914
Biopharmaceuticals	8,394	7,970	2,808	2,669

Segment operating profit:
Diabetes care	4,334	3,784	1,487	1,296
Operating margin	19.3%	18.7%	19.3%	18.7%

Biopharmaceuticals	3,481	3,227	1,194	1,206
Operating margin	41.5%	40.5%	42.5%	45.2%

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 16 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 4: Balance sheet

DKK million	30 Sep 2007	31 Dec 2006	30 Sep 2006

ASSETS

Intangible assets	750	639	665
Property, plant and equipment	20,358	20,350	20,292
Investments in associated companies	2,044	788	732
Deferred income tax assets	1,849	1,911	1,285
Other financial assets	162	169	260
TOTAL LONG-TERM ASSETS	25,163	23,857	23,234

Inventories	8,876	8,400	8,179
Trade receivables	6,176	5,163	5,029
Tax receivables	337	385	766
Other receivables	1,831	1,784	1,512
Marketable securities and financial derivatives	1,864	1,833	1,483
Cash at bank and in hand	4,176	3,270	3,541
TOTAL CURRENT ASSETS	23,260	20,835	20,510

TOTAL ASSETS	48,423	44,692	43,744

EQUITY AND LIABILITIES

Share capital	647	674	674
Treasury shares	(20)	(39)	(40)
Retained earnings	31,738	28,810	26,995
Other comprehensive income	796	677	659
TOTAL EQUITY	33,161	30,122	28,288

Long-term debt	1,132	1,174	1,184
Deferred income tax liabilities	2,048	1,998	2,103
Provision for pensions	416	330	343
Other provisions	900	911	338

Total long-term liabilities	4,496	4,413	3,968

Short-term debt and financial derivatives	152	338	302
Trade payables	1,510	1,712	1,154
Tax payables	1,286	788	1,941
Other liabilities	5,286	4,863	5,293
Other provisions	2,532	2,456	2,798

Total current liabilities	10,766	10,157	11,488

TOTAL LIABILITIES	15,262	14,570	15,456

TOTAL EQUITY AND LIABILITIES	48,423	44,692	43,744

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 17 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 5: Condensed cash flow statement

DKK million	9M 2007	9M 2006

Net profit	7,545	4,728

Adjustment for non-cash items	3,157	4,389
Income taxes paid and net interest received	(1,492)	(1,117)

Cash flow before change in working capital	9,210	8,000

Net change in working capital	(1,721)	(621)

Cash flow from operating activities	7,489	7,379

Net investments in intangible assets and long-term financial assets	(126)	(345)
Capital expenditure for property, plant and equipment	(1,549)	(1,888)
Net change in marketable securities (maturity exceeding three months)	3	511

Net cash used in investing activities	(1,672)	(1,722)

Cash flow from financing activities	(4,746)	(4,837)

NET CASH FLOW	1,071	820

Unrealised gain/(loss) on exchange rates and marketable securities
included in cash and cash equivalents	(1)	(16)

Net change in cash and cash equivalents	1,070	804

Cash and cash equivalents at the beginning of the year	2,985	2,483

Cash and cash equivalents at the end of the period	4,055	3,287

Bonds with original term to maturity exceeding three months	994	999
Undrawn committed credit facilities	7,454	7,458

FINANCIAL RESOURCES AT THE END OF THE PERIOD	12,503	11,744

Cash flow from operating activities	7,489	7,379
+ Net cash used in investing activities	(1,672)	(1,722)
- Net change in marketable securities (maturity exceeding three months)	3	511
FREE CASH FLOW	5,814	5,146

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 1 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

Appendix 6: Statement of changes in equity

				Other comprehensive income

					Deferred
				Exchange	gain/loss
				rate	on cash	Other
	Share	Treasury	Retained	adjust-	flow	adjust-
DKK million	capital	shares	earnings	ments	hedges	ments	Total

9M 2007

Balance at the beginning of the year	674	(39)	28,810	156	420	101	30,122
Exchange rate adjustment of investments in subsidiaries				24			24

Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the period					(420)		(420)

Deferred gain/(loss) on cash flow hedges at the end of the period					485		485
Other adjustments						30	30

Net income recognised directly in equity	-	-	-	24	65	30	119
Net profit for the period			7,545				7,545

Total income for the period	-	-	7,545	24	65	30	7,664
Share-based payment			104				104
Purchase of treasury shares		(9)	(2,708)				(2,717)
Sale of treasury shares		1	208				209
Reduction of the B share capital	(27)	27					-
Dividends			(2,221)				(2,221)

Balance at the end of the period	647	(20)	31,738	180	485	131	33,161

9M 2006

Balance at the beginning of the year	709	(61)	26,962	142	(345)	227	27,634
Exchange rate adjustment of investments in subsidiaries				71			71

Deferred (gain)/loss on cash flow hedges at the beginning of the year recognised in the Income statement for the period					345		345

Deferred gain/(loss) on cash flow hedges at the end of the period					226		226
Other adjustments						(7)	(7)

Net income recognised directly in equity	-	-	-	71	571	(7)	635
Net profit for the period			4,728				4,728

Total income for the period	-	-	4,728	71	571	(7)	5,363
Share-based payment			76				76
Purchase of treasury shares		(15)	(2,985)				(3,000)
Sale of treasury shares		1	159				160
Reduction of the B share capital	(35)	35					-
Dividends			(1,945)				(1,945)

Balance at the end of the period	674	(40)	26,995	213	226	220	28,288

Stock Exchange Announcement no 29 / 2007
Financial statement for the period 1 January 2007 to 30 September 2007	Page 19 of 19

Novo Nordisk A/S Investor Relations	Novo Allé 2880 Bagsværd Denmark	Telephone: +45 4444 8888 Telefax: +45 4444 6626	Internet: novonordisk.com	CVR number: 24256790

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 1 , 2007	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer